Exhibit (l)

K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111-2950 T 617.261.3100 F 617.261.3175 klgates.com

September 26, 2018

Thrivent Church Loan and Income Fund

625 Fourth Avenue South

Minneapolis, Minnesota 55415

Dear Sirs or Madams:

This opinion is furnished in connection with the registration by Thrivent Church Loan and Income Fund, a Delaware statutory trust (the “Fund”), of 25,000,000 Class S shares of beneficial interest (“Shares”) under the Securities Act of 1933, as amended, pursuant to a registration statement on Form N-2 (File No. 333-226163), as amended by Pre-Effective Amendment Nos. 1 and 2 thereto (“Registration Statement”), in the amounts set forth under “Amount Being Registered” on the facing page of the Registration Statement.

As special counsel for the Fund, we are familiar with the proceedings taken by the Fund in connection with the authorization, issuance and sale of the Shares. In addition, we have examined and are familiar with the Agreement and Declaration of Trust of the Fund and such other documents as we have deemed relevant to the matters referred to in this opinion.

Based upon the foregoing, we are of the opinion that the Shares, upon issuance and sale in the manner referred to in the Registration Statement, will be legally issued, fully paid and non-assessable shares of beneficial interest of the Fund.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Statement of Additional Information constituting a part thereof.

Very truly yours,
/s/ K&L Gates LLP